

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 8, 2018

Richard Ham
Chief Executive Officer
Thinking Green
170 South Green Valley Parkway, Suite 370
Henderson, NV 89012

> **Re: Thinking Green**
> **Offering Statement on Form 1-A**
> **Filed April 11, 2018**
> **File No. 024-10829**

Dear Mr. Ham:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A

Risk Factors, page 3

1.   Please discuss your auditor's going concern opinion in the Summary, Risk Factors, and the Liquidity discussion in your MD&A, addressing your financial condition, the uncertainties you face, such as your need to obtain additional financing, and the consequences for your business if you are unable to obtain additional financing.

Use of Proceeds, page 6

2.   Please clarify here the amount of proceeds needed to get the Las Vegas facility operational. Please also expand this section to include a discussion of what you will do in the event that you are not able to raise adequate proceeds to continue with your business plan. We note in this regard that, as you disclose elsewhere in the Offering Circular,

further debt or equity financing may be difficult given the company's balance sheet and existing obligations.

Dilution , page 7

3.   In the second sentence of the second paragraph please clarify, if true, that upon your formation the Company issued 23,500,000 shares of common stock. Reference is made to the statement of stockholders' (deficit) on page F-5 whereby the share balance of your outstanding common stock at January 1, 2016 was 23,500,000 shares, representing the earliest period presented. This comment is also applicable to the last sentence in the first paragraph on page 11, under Description of Business. Please revise or advise as to the total shares issued upon formation and the subsequent share issuance.

4.   Also, as applicable please provide a comparison of the public offering price per share and the effective cash cost to officers, directors, promoters and affiliated persons for shares acquired by them during the past year, or that they have a right to acquire. Reference is made to the requirements of Item 4 of Part II - Information Required in Offering Circular of Form 1-A.

Offering Period and Expiration Date, page 8

5.   You state throughout the Offering Circular that the offer is not subject to any minimum. Please revise the reference to the Minimum Offering in your description of when the offer will terminate.

Plan of Distribution, page 8

6.   Please clarify if Mr. Ham is relying upon Rule 3a4-1 under the Securities Exchange Act of 1934.

7.   We note the reference to promotional materials on page 9. Please tell us if you have presented, or plan to present, any test the waters materials to potential investors in connection with the offering. If so, please provide us with copies of such materials.

Description of Business, page 11

8.   Please expand this section to include a discussion of your monthly "burn rate," and when you expect that you will need additional funds to operate.

9.   We note references attributed to Warren Buffet throughout this section. Please file Mr. Buffet's written consent to the use of these statements as an Exhibit to the Form 1-A, or remove them from the Offering Circular. Refer to Form 1-A III.17.11(a)(ii).

10.   Please revise your Business section to more clearly explain what products and services you expect to provide, and what principal markets will furnish your customers. It is not clear from the current disclosure whether you will provide food, restaurant services, medication, energy, meat packing, brewery or residential real estate services, or some

combination of all of the items listed. The disclosure under Marketing & Sales Development appears to state that you intend to market produce to individuals, restaurants and local grocers. Earlier disclosure implies that you will provide other products and services. Please clarify this in the disclosure.

Description of Property, page 16

11.   Please file the two land purchase agreements discussed in this section as exhibits with your next amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operations, page 19

12.   Please briefly describe the material steps involved in getting the Las Vegas facility completed, operational, and generating funds. As such, please discuss timelines and the amounts of funds needed for each step in the process. If you will need additional funds, outside of what you can raise in this offering, please make that clear.

Directors, Executive Officers and Significant Employees, page 20

13.   Please confirm that Mr. and Mrs. Ham are working full time for the company, or revise the table at the top of page 20 to include the approximate hours per week that each of them will devote to the company.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Beverly Singleton at 202-551-3328 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Susan Block at 202-551-3210 with any other questions.

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